SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                     NORTH AMERICAN TECHNOLOGIES GROUP, INC.

                                (Name of Issuer)

                         Common Stock, $0.001 par value

                         (Title of Class of Securities)

                                    657193207
                                    ---------

                                 (CUSIP Number)

                                  Adam Blonsky
                        c/o Crestview Capital Master, LLC
                            95 Revere Drive, Suite A
                                 Northbrook, IL
                                 (847) 559-0060

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 26, 2007

             (Date of Event which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [___]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 40637E106                  13D                      Page 2 of 8 Pages
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 1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     [ENTITIES ONLY]:
     Crestview Capital Master, LLC

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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS
     WC

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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)  [ ]

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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

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                                7.  SOLE VOTING POWER
          NUMBER OF                 0
           SHARES               -----------------------------------------------
        BENEFICIALLY            8.  SHARED VOTING POWER
          OWNED BY                  26,992,012 (See Item 5)
            EACH                -----------------------------------------------
          REPORTING             9.  SOLE DISPOSITIVE POWER
           PERSON                   0
            WITH                -----------------------------------------------
                                10. SHARED DISPOSITIVE POWER
                                    26,992,012 (See Item 5)

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 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,992,012 (See Item 5)
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 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES [ ]

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 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.2%* (See Item 5)

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 14. TYPE OF REPORTING PERSON
     OO

* Based upon 189,513,621 issued and outstanding shares of Common Stock as of April 2, 2007, as disclosed by the Issuer.


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CUSIP No. 40637E106                  13D                      Page 3 of 8 Pages
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-------------------------------------------------------------------------------
 1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]:
     Crestview Capital Partners, LLC

-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [ ]
     (b) [X]
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS (See Instructions)
     OO

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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)  [X]

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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

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                                7.  SOLE VOTING POWER
          NUMBER OF                 0
           SHARES               -----------------------------------------------
        BENEFICIALLY            8.  SHARED VOTING POWER
          OWNED BY                  26,992,012 (See Item 5)
            EACH                -----------------------------------------------
          REPORTING             9.  SOLE DISPOSITIVE POWER
           PERSON                   0
            WITH                -----------------------------------------------
                                10. SHARED DISPOSITIVE POWER
                                    26,992,012 (See Item 5)

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 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,992,012 (See Item 5)
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 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions) [ ]

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 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.2%*

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 14. TYPE OF REPORTING PERSON (See Instructions)
     OO

* Based upon 189,513,621 issued and outstanding shares of Common Stock as of April 2, 2007, as disclosed by the Issuer.



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CUSIP No. 40637E106                  13D                      Page 4 of 8 Pages
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This Amendment No. 4 ("Amendment No. 4") is being filed jointly by Crestview
Capital Master, LLC ("Crestview") and Crestview Capital Partners, LLC ("Crestview Partners") (each, a "Reporting Person" and, collectively, the "Reporting Persons") and amends the Schedule 13D filed by Crestview and certain other persons on September 16, 2004, as amended by Amendment No. 1 thereto filed on December 2, 2004, as amended by Amendment No. 2 thereto filed on February 1, 2006, as amended by Amendment No. 3 thereto filed on September 29, 2006 (collectively, the "Schedule 13D").

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by each of the Reporting Persons. While the Reporting Persons may be deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act, each of the Reporting Persons hereby disclaims the existence and membership in a "group" and disclaims beneficial ownership of shares of Common Stock beneficially owned by all other Reporting Persons. As reported in Item 5 hereof, each of Messrs. Flink, Hoyt and Warsh may be deemed to have beneficial ownership of the shares of Common Stock reported hereby, although each disclaims such beneficial ownership.

(b) The business address for each Reporting Person, and for each of Messrs. Flink, Hoyt and Warsh, is c/o Crestview Capital Funds, 95 Revere Drive, Suite A, Northbrook, Illinois 60062.

(c) The principal business of each Reporting Person is purchasing, selling, trading and investing in securities, and the principal business of each of Messrs. Flink, Hoyt and Warsh is working for Crestview.

(d) No Reporting Person, and none of Messrs. Flink, Hoyt or Warsh, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Except as set forth below, no Reporting Person, and none of Messrs. Flink, Hoyt or Warsh, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On February 26, 2007, the Securities and Exchange Commission (the "SEC") filed a civil complaint against Crestview Partners and Mr. Flink alleging that they made a materially false representation in relation to each of two registered direct offerings in 2003 and 2004 by entering into subscription agreements containing a representation that Crestview-related funds had not engaged in short sales of the securities being offered during the ten days prior to signing of the subscription document even though such Crestview-related funds had in fact engaged in such short sales. Without admitting or denying the allegations in the SEC's complaint, Crestview Partners and Mr. Flink agreed to settle this matter. As a result, a final judgment was entered by the court on February 26, 2007, permanently enjoining Crestview Partners and Mr. Flink from violating Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. Crestview agreed to pay $197,320 in disgorgement of profits and a civil penalty in the same amount, plus interest, and Mr. Flink agreed to pay a civil penalty in the amount of $120,000. Crestview Partners also agreed to retain an independent consultant to monitor Crestview Partners' compliance procedures and to report to the staff of the SEC with respect thereto. The SEC did not seek or impose any administrative bars or suspensions against Crestview or Mr. Flink.

(f) Crestview is a Delaware limited liability company. Crestview Partners is an Illinois limited liability company. Each of Messrs. Flink, Hoyt and Warsh is a United States citizen.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of Common Stock or warrants to purchase shares of Common Stock. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they

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CUSIP No. 40637E106                  13D                      Page 5 of 8 Pages
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deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which they now own or may hereafter acquire.

Other than as set forth herein, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs
(a)-(j) of Item 4 of Form Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) As of the date hereof, Crestview owns 26,992,012 shares of Common Stock (excluding shares underlying certain securities that have 4.99% or 9.99% beneficial ownership limitations, as described in Item 3 of this Schedule
13D), representing approximately 14.2% of the total number of issued and outstanding shares of Common Stock. The calculation of the foregoing percentage is based upon 189,513,621 issued and outstanding shares of Common Stock as of April 2, 2007, as disclosed by the Issuer.

Crestview Partners is the sole manager of Crestview, and as such has the power to vote and to dispose of investments owned by Crestview, including the Common Stock, and thus may also be deemed to beneficially own the above-described shares of Common Stock owned by Crestview.

Currently, Stewart Flink, Robert Hoyt and Daniel Warsh, are the managers of Crestview Partners, and as such may be deemed to share the power to vote and to dispose of investments beneficially owned by Crestview Partners, including the Common Stock. As a result, each of Messrs. Flink, Hoyt and Warsh may also be deemed to beneficially own the above-described shares of Common Stock held by Crestview; however, each disclaims beneficial ownership of such shares of Common Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this
Schedule 13D, and any amendment or amendments hereto. Reference is made to Items 3 and 5 of this Schedule 13D, which are incorporated by reference herein, for a description of the contracts and arrangements between Crestview and the Company, and of the relationships between the Reporting Persons.

Item 7.    Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 99.1 Joint Filing Agreement, dated as of April 5, 2007, between the Reporting Persons (filed herewith).

Exhibit 99.2    Series A Warrant to Purchase Common Stock dated as of
                December 31, 2003 issued by the Company to Crestview (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-KSB filed by the Company on March 16, 2004).

Exhibit 99.3    Warrant to Purchase Common Stock dated as of March 8,
                2004 issued by the Company to Crestview and the other Purchasers under Securities Purchase Agreement of even date (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 10-KSB filed by the Company on March 16, 2004).

Exhibit 99.4    Securities Purchase Agreement dated as of December 31,
                2003 between the Company, Crestview and the other Purchasers named therein (incorporated by reference to Exhibit 10.11 to the Annual Report on Form

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CUSIP No. 40637E106                  13D                      Page 6 of 8 Pages
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                10-KSB filed by the Company on March 16, 2004).

Exhibit 99.5    Registration Rights Agreement dated as of December 31,
                2003 between the Company, Crestview and the Other Purchasers named in Securities Purchase Agreement (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-KSB filed by the Company on March 16, 2004).

Exhibit 99.6 Securities Purchase Agreement dated as of March 8, 2004 between the Company, Crestview and the other Purchasers named therein (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-KSB filed by the Company on March 16,
                2004).

Exhibit 99.7    Common Stock Purchase Agreement dated as of November 8,
                2004 among the Company, Kevin Maddox, Avalanche Resources, Ltd, Crestview and the other Purchasers named therein (incorporated by reference to Exhibit 10.17 to the Quarterly Report on Form 10-QSB filed by the Company on November 22,
                2004).

Exhibit 99.8    Release and Indemnification Agreement dated as of
                November 8, 2004 among the Company, Crestview and the other parties named therein (incorporated by reference to Exhibit
                10.19 to the Quarterly Report on Form 10-QSB filed by the Company on November 22, 2004).

Exhibit 99.9 Registration Rights Agreement among the Company, Big Bend XI Investments, Ltd., Crestview, Midsummer Investment Ltd., HLTFFT, LLC, Richard Kiphart, Islandia, L.P. and Crestview Warrant Fund, L.P. dated February 22, 2005 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on February 28, 2005).

Exhibit 99.10 Securities Purchase Agreement dated July 7, 2005, between the Company, Crestview and the other Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on July 13, 2005).

Exhibit 99.11 Form of 7% Convertible Debenture issued by the Company pursuant to the Securities Purchase Agreement dated July 7, 2005 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on July 13, 2005).

Exhibit 99.12 Form of Warrant issued by the Company pursuant to the Securities Purchase Agreement dated July 7, 2005 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on July 13, 2005).

Exhibit 99.13 Custodial and Security Agreement, dated July 7, 2005, among the Company, Crestview and the other Purchasers under the Securities Purchase Agreement dated July 7, 2005, and Feldman Weinstein LLP, as custodial agent for the benefit of the Purchasers (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on July 13, 2005).

Exhibit 99.14 Securities Purchase Agreement dated December 28, 2005, between the Company and Sponsor Investments, LLC, Crestview, Midsummer Investment Ltd., and Islandia, LP (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on January 6, 2006).

Exhibit 99.15 Form of 7% Convertible Debenture issued by the Company pursuant to the Securities Purchase Agreement dated December 30, 2005 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on January 6,
                2006).

Exhibit 99.16 Form of Warrant issued by the Company pursuant to the Securities Purchase Agreement dated December 30, 2005 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on January 6, 2006).

Exhibit 99.17   Custodial and Security Agreement dated December 28,
                2005, among the Company, Crestview and the other Purchasers under the Securities Purchase Agreement dated December 28, 2005, and Feldman Weinstein LLP, as custodial agent for the benefit of the Purchasers (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on January 6, 2006).

Exhibit 99.18 Form of Warrant issued by the Company pursuant to the Securities Purchase Agreement dated

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CUSIP No. 40637E106                  13D                      Page 7 of 8 Pages
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                September 15, 2006 (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 10-KSB filed by the Company on December 18, 2006).

Exhibit 99.19 Securities Purchase Agreement dated September 15, 2006, between the Company, Crestview and the other purchases named therein (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-KSB filed by the Company on December 18, 2006).

Exhibit 99.20 Third Amended and Restated Registration Rights Agreement dated September 15, 2006 among the Company, the Purchasers of the Common Stock under the Securities Purchase Agreement dated September 15, 2006 and certain other shareholders of the Company (incorporated by reference to Exhibit 10.24 to the Annual Report on Form 10-KSB filed by the Company on December 18, 2006).

Exhibit 99.21 Consent, Waiver and Amendment dated September 15, 2006 executed by the parties to the Securities Purchase Agreements dated July 7, 2005 and December 28, 2005 (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-KSB filed by the Company on December 18, 2006).

Exhibit 99.22 Conversion Agreement and Amendment dated March 7, 2007 among the Company and the Holders of the 7% Convertible Debentures due on July 1, 2008 (filed herewith).

Exhibit 99.23 Waiver and Amendment of Third Amended and Restated Registration Rights Agreement dated March 7, 2007 among the Company and the Stockholders party thereto (filed herewith).



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CUSIP No. 40637E106                  13D                      Page 8 of 8 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2007

                                         CRESTVIEW CAPITAL MASTER, LLC

                                         By:    CRESTVIEW CAPITAL PARTNERS, LLC,
                                                its sole Manager

                                         By:       /s/ Daniel I. Warsh
                                                --------------------------------
                                                Name:  Daniel I. Warsh
                                                       -------------------------
                                                Title: Manager


                                         CRESTVIEW CAPITAL PARTNERS, LLC

                                         By:       /s/ Daniel I. Warsh
                                                --------------------------------
                                                Name:  Daniel I. Warsh
                                                       -------------------------
                                                Title: Manager

                                  EXHIBIT INDEX

Exhibit 99.1 Joint Filing Agreement, dated as of April 5, 2007, between the Reporting Persons (filed herewith).

Exhibit 99.22 Conversion Agreement and Amendment dated March 7, 2007 among the Company and the Holders of the 7% Convertible Debentures due on July 1, 2008 (filed herewith).

Exhibit 99.23 Waiver and Amendment of Third Amended and Restated Registration Rights Agreement dated March 7, 2007 among the Company and the Stockholders party thereto (filed herewith).